Exhibit 12.1
DELPHI AUTOMOTIVE PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions)
Income from continuing operations before income taxes and equity income	$1,508	$1,615	$1,466	$1,259	$1,351
Cash dividends received from non-consolidated affiliates and other	(56)	(60)	(38)	57	(24)
Portion of rentals deemed to be interest	34	38	36	33	31
Interest and related charges on debt	185	169	182	137	139
Earnings available for fixed charges	$1,671	$1,762	$1,646	$1,486	$1,497

Fixed charges:
Portion of rentals deemed to be interest	$34	$38	$36	$33	$31
Interest and related charges on debt	185	169	182	137	139
Total fixed charges	$219	$207	$218	$170	$170

Ratio of earnings to fixed charges	7.6	8.5	7.6	8.7	8.8